CUSIP No. 46059S200


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                IPIX Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)

                                    46059S200
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                          Burch, Porter & Johnson, PLLC
                                130 N. Court Ave.
                                Memphis, TN 38103
                                 (901) 524-5101
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 2004
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Image Investor Portfolio, a separate series of Memphis Angels, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X

                  (b):
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(3)      SEC Use Only

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(4) Source Of Funds*

          WC
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6) Citizenship Or Place Of Organization: Delaware

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Number Of Shares           (7)     Sole Voting Power           6,357,665 (1)
Beneficially Owned         (8)     Shared Voting Power         0
By Each Reporting          (9)     Sole Dispositive Power      5,751,506 (2)
Person With                (10)    Shared Dispositive Power    983,722 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  6,735,228

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)            31.9%(4)

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(14) Type Of Reporting Person OO

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(1) Consists of 936,013 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(2) Consists of 329,854 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D).

(3) The Reporting Person shares the power to dispose or direct the disposition of 983,722 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 377,563 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 19.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

      Memphis Angels, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):
                  (b):

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(3)       SEC Use Only

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(4) Source Of Funds*

                  WC
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                  Delaware

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Number Of Shares           (7)     Sole Voting Power          6,357,665(1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     5,751,506(2)
Person With                (10)    Shared Dispositive Power   983,722(3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  6,735,228

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)            31.9%(4)

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(14) Type Of Reporting Person OO

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(1) Consists of 936,013 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(2) Consists of 329,854 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(3) The Reporting Person shares the power to dispose or direct the disposition of 983,722 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 377,563 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 19.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

         Paradigm Capital Equity Partners, LLC

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(2)      Check The Appropriate Box If A Member Of A Group

                           (a):     X
                           (b):

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(3)       SEC Use Only

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(4) Source Of Funds*

                   AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                  Delaware

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Number Of Shares           (7)     Sole Voting Power          6,357,665 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     5,751,506 (2)
Person With                (10)    Shared Dispositive Power   983,722 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
                           6,735,228

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)            31.9%(4)

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(14) Type Of Reporting Person OO

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(1) Consists of 936,013 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment--See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(2) Consists of 329,854 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(3) The Reporting Person shares the power to dispose or direct the disposition of 983,722 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 377,563 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 19.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Paradigm Holdings
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(2)      Check The Appropriate Box If A Member Of A Group

                  (a):     X
                  (b):
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(3)       SEC Use Only

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(4) Source Of Funds*

                  AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)      Citizenship Or Place Of Organization

                Delaware
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Number Of Shares           (7)     Sole Voting Power          6,357,665 (1)
Beneficially Owned         (8)     Shared Voting Power        0
By Each Reporting          (9)     Sole Dispositive Power     5,751,506 (2)
Person With                (10)    Shared Dispositive Power    983,722 (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
6,735,228

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(12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

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(13)     Percent Of Class Represented By Amount In Row (11)            31.9%(4)

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(14)     Type Of Reporting Person PN
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(1) Consists of 936,013 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Consists of 329,854 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(3) The Reporting Person shares the power to dispose or direct the disposition of 983,722 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 377,563 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 19.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.




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(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
Persons

                  Frank A. McGrew IV
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(2)               Check The Appropriate Box If A Member Of A Group
                        (a): X
                        (b):
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(3)      SEC Use Only

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(4) Source Of Funds*

               AF
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(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items
2(d) Or 2(e):

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(6)       Citizenship Or Place Of Organization

                  Tennessee

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Number Of Shares           (7)   Sole Voting Power
Beneficially Owned         (8)   Shared Voting Power         6,357,665(1)
By Each Reporting          (9)   Sole Dispositive Power
Person With                (10)   Shared Dispositive Power   6,735,228 (2) & (3)

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person  6,735,228

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(12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

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(13)      Percent Of Class Represented By Amount In Row (11)           31.9%(4)


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(14) Type Of Reporting Person IN

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(1) Consists of 936,013 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Consists of 329,854 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 223,830 shares of Series B Preferred Stock acquired in the Third Closing(as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment -- See Item 4 of Schedule 13D). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(3) The Reporting Person shares the power to dispose or direct the disposition of 983,722 shares of common stock with the New Investors (defined herein in Item
4). Of such shares, the Reporting Person disclaims beneficial ownership of 377,563 shares of common stock for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(4) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 19.7% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

ITEM 1.         SECURITY AND ISSUER.

        This Amendment No. 4 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of IPIX Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001, October 1, 2001, and March 25, 2002. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         The second sentence of Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The principal place of business of Image, Memphis Angels, PCEP, Paradigm and Mr. McGrew is c/o Paradigm Capital Equity Partners, LLC, 1661 International Dr., Suite 330, Memphis, TN 38120.


ITEM 4.         PURPOSE OF THE TRANSACTION.

         The twentieth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         In accordance with the conversion terms of the preferred stock, the Series B Stockholders converted 470,635 shares of Series B Preferred Stock into 4,333,371 shares of common stock on April 13, 2004. Of such shares, the Filing Persons owned 2,670,175 shares of common stock. In addition, in conjunction with the conversion, 535,314 shares of common stock were issued to the Series B Stockholders for dividends accrued through the date of conversion as required under the terms of the preferred stock. Of such shares, the Filing Persons owned 329,854 shares of common stock. On April 19, 2004, the Series B Stockholders entered into an agreement to share the power to dispose or direct the disposition of 4,333,371 shares of common stock by executing sales through a broker-dealer into the market ("Disposition Agreement"). As of May 5, 2004, the Series B Stockholders have sold 3,349,649 shares of common stock by executing sales through a broker-dealer into the market.

         Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-first paragraph:

         Other than as described above, none of the Filing Persons have any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D. The Filing Persons reserve the right to develop such plans or proposals in the future.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        Each of the Filing Persons may be deemed to beneficially own 6,735,228 shares of common stock. Such shares, based on the capitalization of the Company as of April 16, 2004 (as reported on its Form 10-Q filed on April 19, 2004), constitute 31.9% of the common stock. However, the Filing Persons' actual voting interest is 19.7% because all shares of Series B Preferred Stock vote on an as-converted basis with the common stock and because the Filing Persons do not have the power to vote a portion of the shares that it may be deemed to beneficially own.

         Of the 6,735,228 shares of common stock beneficially owned by the Filing Persons, the Filing Persons have sole power to vote or to direct the vote of 6,357,665 shares of common stock; have sole power to dispose or direct the disposition of 5,751,506 shares of common stock; and have shared power to dispose or direct the disposition of 983,722 shares of common stock.

         The 6,357,665 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to vote or direct the vote, include the following: (i) 936,013 shares of common stock; (ii) 2,060,915 shares of common stock underlying the 223,830 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (iii) 1,058,863 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iv) 2,301,874 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The 5,751,506 shares of common stock beneficially owned by the Filing Persons, over which the Filing Persons have sole power to dispose or direct the disposition, include the following: (i) 329,854 shares of common stock; (ii) 2,060,915 shares of common stock underlying the 223,830 of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing; (iii) 1,058,863 shares of common stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing; and (iv) 2,301,874 shares of common stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

         The Filing Persons have shared power to dispose or to direct the disposition of 983,722 shares of common stock (the "Agreement Shares") as a result of entering into the Disposition Agreement on April 19, 2004. The Filing Persons have sole power to vote or direct the vote of 606,159 of the Agreement Shares. The Filing Persons disclaim beneficial ownership of 377,563 shares of the Agreement Shares, the portion over which it has no power to vote or direct the vote, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

         The parties to the Disposition Agreement with the Filing Persons are First Avenue Partners, L.P. and NewSouth Capital Management, Inc. The principal business of First Avenue Partners, L.P., a Tennessee limited partnership, is investing in securities of private and public companies and is located at 30 Burton Hills Blvd., Nashville, TN 37215. The principal business of New South Capital Management, Inc., a Tennessee corporation, is operating as a registered investment advisor and is located at 1100 Ridgeway Loop Rd., Memphis, TN 38120.

         The parties to the Disposition Agreement with the Filing Persons have the following interests in the securities of IPIX Corporation:

First Avenue Partners, L.P.                          Common Stock                      Percent
                                                     Beneficially Owned                of Class

         Sole Voting Power                           1,091,752
         Shared Voting Power                                 0
         Sole Dispositive Power                        910,145
         Shared Dispositive Power                      983,722
         Aggregate Amount Beneficially Owned         1,893,867                         11.5%


 NewSouth Capital Management, Inc.                   Common Stock                      Percent
                                                     Beneficially Owned                of Class

         Sole Voting Power                           1,165,793
         Shared Voting Power                                 0
         Sole Dispositive Power                        969,837
         Shared Dispositive Power                      983,722
         Aggregate Amount Beneficially Owned         1,953,559                         11.8%


         Transactions in the common stock of IPIX Corporation by the Reporting Persons and parties to the Disposition Agreement during the past sixty days or since the most recent filing of Schedule 13D are as follows:

April 13, 2004

         Reporting Persons: Issuance of 3,000,029 shares of common stock upon conversion of 290,000 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         First Avenue: Issuance of 898,819 shares of common stock upon conversion of 86,885 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

         NewSouth Capital Management, Inc.: Issuance of 969,837 shares of common stock upon conversion of 93,750 shares of Series B Preferred Stock and for dividends accrued through the date of conversion as required under the terms of the preferred stock.

April 20, 2004

     Reporting Persons: Sale of 1,014,353 shares of common stock for a price per share of $9.8563 in an open market transaction.

     First Avenue: Sale of 303,904 shares of common stock for a price per share of $9.8563 in an open market transaction.

     NewSouth Capital Management, Inc.: Sale of 327,916 shares of common stock for a price per share of $9.8563 in an open market transaction.

April 21, 2004

     Reporting Persons: Sale of 653,068 shares of common stock for a price per share of $9.0034 in an open market transaction.

     First Avenue: Sale of 195,661 shares of common stock for a price per share of $9.0034 in an open market transaction.

     NewSouth Capital Management, Inc.: Sale of 211,121 shares of common stock for a price per share of $9.0034 in an open market transaction.

April 22, 2004

     Reporting Persons: Sale of 83,708 shares of common stock for a price per share of $9.0001 in an open market transaction.

     First Avenue: Sale of 25,079 shares of common stock for a price per share of $9.0001 in an open market transaction.

     NewSouth Capital Management, Inc.: Sale of 27,061 shares of common stock for a price per share of $9.0001 in an open market transaction.

April 26, 2004

     Reporting Persons: Sale of 230,095 shares of common stock for a price per share of $9.0178 in an open market transaction.

     First Avenue: Sale of 68,937 shares of common stock for a price per share of $9.0178 in an open market transaction.

     NewSouth Capital Management, Inc.: Sale of 74,384 shares of common stock for a price per share of $9.0178 in an open market transaction.

April 27, 2004

     Reporting Persons: Sale of 82,792 shares of common stock for a price per share of $9.0120 in an open market transaction.

     First Avenue: Sale of 24,805 shares of common stock for a price per share of $9.0120 in an open market transaction.

     NewSouth Capital Management, Inc.: Sale of 26,765 shares of common stock for a price per share of $9.0120 in an open market transaction.

         Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, during the past 60 days.

        To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

         Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Certificate of Designation, and the Disposition Agreement, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2004

                            IMAGE INVESTOR PORTFOLIO,
                               a separate series of

                            MEMPHIS ANGELS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM CAPITAL EQUITY PARTNERS, LLC,
                                    its Manager

                                        By: PARADIGM HOLDINGS,
                                        its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            -----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner


                            PARADIGM CAPITAL EQUITY
                            PARTNERS, LLC,
                               a Delaware limited liability company

                                    By: PARADIGM HOLDINGS,
                                    its Managing Member

                                            By: /s/ Frank A. McGrew IV
                                            ----------------------
                                            Name: Frank A. McGrew IV
                                            Title: Managing Partner

                            PARADIGM HOLDINGS,
                               a Delaware general partnership

                               By: /s/ Frank A. McGrew IV
                               ----------------------
                               Name: Frank A. McGrew IV
                               Title: Managing Partner

                            FRANK A. MCGREW IV

                               /s/ Frank A. McGrew IV
                               -----------------------------